ross stores, inc. annual report 2001





PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

ROSS
DRESS FOR LESS

GREAT BRANDS...GREAT PRICES...GREAT GROWTH OPPORTUNITIES!

CORPORATE PROFILE

At year-end 2001, Ross Stores, Inc. operated 452 Ross 'Dress For Less' stores in 22 states and Guam. The average new store features approximately 30,000 gross square feet in a self-service, easy-to-shop format that is conveniently located in a neighborhood shopping center.

As an off-price retailer, Ross offers first-quality, in-season, name-brand apparel, accessories and footwear for the entire family at everyday savings of 20% to 60% or more off department and specialty store regular prices. Similar savings can be found on a wide variety of merchandise for the home.

HIGHLIGHTS

FISCAL 2001 REVENUES INCREASED 10% TO $3.0 BILLION, benefiting from 11% unit store growth and a 3% increase in comparable store sales.

THE COMPANY COMPLETED THE $300 MILLION STOCK REPURCHASE PROGRAM ANNOUNCED IN EARLY 2000. A total of 15 million shares were repurchased over the two-year period ended February 2, 2002. In addition, a new two-year $300 million stock repurchase program was announced in February 2002.

INFRASTRUCTURE INVESTMENTS TO SUPPORT FUTURE GROWTH INITIATIVES. During 2001, the company began constructing a 1.3 million square foot distribution center, put in place a new transportation management system, installed a refund control system, and began investing in new financial systems and updated store systems.

EXPANSION ACCELERATES WITH 11% STORE GROWTH. The company opened a net addition of 43 new stores in 2001, ending the year with 452 locations in 22 states and Guam.

ROSS ENTERS MAJOR NEW MARKETS IN THE SOUTHEAST. The company entered its first major new market in several years, opening a total of 13 stores in its new southeast states of Georgia, North Carolina and South Carolina. Ross also opened one store each in Montana and Wyoming.

THE COMPANY FORECASTS 700 STORES AND REVENUES THAT ARE EXPECTED TO APPROACH $5 BILLION BY 2005. Ross is planning 11% to 12% unit growth over the next several years. Combined with gains in same store sales, the company expects top line growth of 12% to 13% or more annually through 2005.

Cover: New southeast market store in Wilmington, North Carolina.

Note: This Annual Report contains forward-looking statements concerning the company's business and current outlook that may be subject to risk factors that could cause actual results to differ materially from current expectations. These factors are detailed in the company's Form 10-K and Management's Discussion and Analysis for fiscal 2001.

Financial Highlights

($000, except per share data)	2001	2000[1]	1999
Operating Results			
Sales	$2,986,596	$2,709,039	$2,468,638
Earnings before taxes[3]	254,589	249,186	246,479
Net earnings[3]	155,045	151,754	150,106
Earnings per diluted common share[2, 3]	$ 1.91	$ 1.82	$ 1.64
Financial Position			
Total assets	$1,082,725	$ 975,047	$ 947,678
Long-term debt	0	30,000	0
Working capital	225,403	197,004	190,724
Current ratio	1.5:1	1.5:1	1.5:1
Total debt as a percent of total capitalization	0%	6%	0%
Stockholders' equity	544,455	467,547	473,431
Operating Statistics			
Diluted shares (000)[2]	81,210	83,337	91,671
Net earnings as a percent of sales[3]	5.2%	5.6%	6.1%
Return on average stockholders' equity[2]	31%	32%	33%
Comparable store sales increase (52-week basis)	3%	1%	6%
Number of stores at year-end	452	409	378

(1) Fiscal 2000 is a 53-week year. All other fiscal years are 52 weeks.

(2) All shares and per share data have been adjusted to reflect the two-for-one stock split in the form of 100% stock dividends paid on September 22, 1999. See Note I of Notes to Consolidated Financial Statements for quarterly financial and stock price information.

(3) Net earnings and earnings per share for fiscal 1999 include non-recurring litigation expense of $9.0 million pre-tax, or $.06 per share.



SALES (IN BILLIONS)



NET EARNINGS (IN MILLIONS)



EARNINGS PER SHARE

To Our Stockholders, Employees and Customers

Fiscal 2001 was a year of remarkable accomplishments for Ross Stores. Despite a very challenging retail environment, we achieved a rapid rebound in our business, with both sales and earnings accelerating significantly in the second half of the year. At the same time, we made major infrastructure investments critical to launching a long-term national expansion program. Our business strategy—delivering great brands at great prices every day of the week—is key to satisfying our customers and to creating great growth opportunities for Ross and our stockholders.

Fiscal 2001 Operating Results

Earnings per share for the 52 weeks ended February 2, 2002, were $1.91, compared to $1.82 for the 53 weeks ended February 3, 2001. These results represented an increase of 9% on a 52-week basis; we estimate that the 53rd week in fiscal 2000 added about $40 million in revenue and $.07 in earnings per share. Net earnings for fiscal 2001 totaled $155.0 million, compared to $151.8 million in fiscal 2000. Sales for fiscal 2001 grew 10% to $3.0 billion, with comparable store sales increasing 3% over the prior year.

Great Brands...Great Prices...Great Growth Opportunities!

We are pleased to report that our financial results improved each quarter this past year. After declining 3% in the first quarter, same store sales rose 1% in the second quarter, 5% in the third quarter and 8% in the fourth quarter. Quarterly earnings per share comparisons reflected a similar trend.

Our sales and earnings in 2001 benefited from both our customers' renewed focus on value and our ability to take advantage of great opportunities in the market for branded products at compelling discounts. After careful planning, we also successfully implemented the following initiatives:

- We rebalanced our merchandise assortments with an improved mix of brands at competitive discounts,
- We added more variety to our non-apparel businesses, resulting in improved sales trends in these departments,
- We implemented our micro-merchandising systems in 85% to 90% of our store departments throughout the chain by year-end, and
- We successfully entered the southeast states of Georgia, North Carolina and South Carolina, our first major new market entry in several years.

Geographically, sales trends in 2001 were relatively broad-based. The successful rollout of our micro-merchandising systems contributed to sales and gross margin strength in the mid-Atlantic, which has been an under-performing region historically, as well as in our new southeast markets. These results indicate that our proven concept can be successfully replicated in new regions of the country, creating significant potential for future growth. And California, the company's largest market with 37% of the store base at the end of 2001, generated a respectable 3% same store sales growth for the year, in line with the company's overall performance.

Strong Cash Flows Fund Growth

Strong cash flows in fiscal 2001 enabled Ross to achieve three key financial goals: fund store growth, return capital to shareholders through share repurchases and higher dividends, and pay down all outstanding bank borrowings under the company's revolving line of credit. Capital expenditures in 2001 totaled approximately $86 million as the company opened 45 new stores and relocated, remodeled or expanded 14 existing locations.

We are especially pleased with the strong returns we sustained in 2001: 31% return on average stockholders' equity and 15% return on average assets. Benefits from the repurchase of 4.9 million shares of common stock during the year at an aggregate cost of $131 million were included in these returns. This activity completed the two-year $300 million stock repurchase program announced in early 2000.

In addition, a new two-year $300 million stock repurchase program was authorized by the Board of Directors in January 2002, along with a 12% increase in the quarterly cash dividend payment for fiscal 2002. These actions reflect our on-going commitment to enhancing stockholder returns.

Exciting Opportunities Ahead

We see exciting opportunities for our company in the years ahead. Our experienced management team continues to improve the execution of our merchandise and operational strategies. We are investing in the necessary infrastructure to implement our long-term growth strategy. We continue to enter new markets and open new stores in existing markets. With these achievements, we have the experience and confidence to grow profitably and to achieve our goals of approximately 700 stores and almost $5 billion in revenues by 2005. For a more detailed discussion of specific initiatives that we are implementing to achieve long-range growth targets, see the Operations Review that follows.

In closing, we extend our thanks to our stockholders and customers for their continued support. In particular, our appreciation goes out to our employees. Their commitment and dedication have made Ross successful in 2001. More importantly, their future contributions will provide the framework for significant achievement in the years ahead.



SINCERELY,

[I]. **JAMES C. PETERS**
President and
Chief Operating Officer

[II]. **MICHAEL BALMUTH**
Vice Chairman and
Chief Executive Officer

[III]. **NORMAN A. FERBER**
Chairman of the Board







2001 Operations Review

For nearly 20 years, the mission of Ross Stores, Inc. has been to offer customers a constantly changing assortment of branded bargains. We have successfully accomplished this mission year after year by delivering a wide variety of fresh and exciting, designer and national, name-brand fashions for the family and the home at compelling prices that reflect everyday discounts of 20% to 60% or more off regular department and specialty store prices.

Great Brands + Great Prices = Success at Ross Stores

Name brands are the key to Ross Stores' success. Most of the company's product is acquired through closeout purchases of famous, name-brand merchandise bought at deep discounts that are passed on to customers. Examples include manufacturer overruns and canceled orders purchased during the season. Our buyers also purchase "packaway" goods, which are closeouts bought at even more compelling discounts. Typically, these goods are purchased at the end of one season and then "packed away" for release to stores several months later. This combination of opportunistic strategy plus access to quality merchandise is the primary driver of our company's ability to offer great brands at great prices—every day of the week!

Micro-Merchandising Strengthens Performance

During 2001, we rolled out micro-merchandising to the bulk of our store departments chain-wide. This initiative involves developing systems and processes to merchandise stores on a more regional level. The program goals are to support faster and more profitable growth in non-Sunbelt markets and to increase sales productivity and gross margins in existing markets. As of fall 2001, we had implemented the systems in 85% to 90% of all merchandise departments, with full rollout expected to be completed in spring 2002.

The new micro-merchandising systems are already contributing to the company's improved performance in both existing and new markets. Our strongest region in 2001 was the mid-Atlantic, an area that is very different from the company's core Sunbelt markets and one that has historically under-performed. Last fall we implemented a targeted merchandise assortment plan for that market, which contributed to a meaningful turnaround in business there. As a result, same-store sales in the mid-Atlantic increased 11% in 2001, compared to 3% for the total company.

In addition, early results in the southeast states of Georgia, North Carolina and South Carolina have been very favorable. Ross entered this new market in 2001, ending the year with 13 stores there. The southeast stores posted better than expected volumes in 2001 that were in line with new stores in existing markets. The company plans to grow quickly in this region to ultimately achieve parity in store count with that of its off-price competitors: we plan to operate a total of about 30 stores in this new market by the end of 2002 and about 50 stores by year-end 2005. Management believes the recent success in both the mid-Atlantic and southeast regions confirms that the Ross concept can be successfully replicated in other new markets, giving the company numerous opportunities for future growth.

Growth Accelerates with Expansion into New Markets

Beginning in 2001, Ross accelerated new store openings to approximately 11% to 12% a year, a significant jump from the 5% to 7% growth rate of just four years ago. The company opened stores in five new states during the year, including entry into the southeast market. Today, however, Ross still operates in only 22 states, providing numerous new market opportunities. By late 2002 or early 2003, we plan to enter other new markets, probably in one or more of the adjacent south central states. About half of the additional stores that open during the next several years will be in new regions. By 2004, we estimate that only 30% of the store base will be in California, down significantly from historical levels. California has always been one of our strongest, most stable markets. We have benefited from our strong market share position in the state; however, as the store base diversifies outside of California, the company's exposure to cyclical or economic conditions there should be reduced.

Infrastructure Investments Support Long-Term Growth

To support its growth plans, management has been making critical investments in supply chain, systems and infrastructure. A third distribution center totaling 1.3 million square feet is scheduled to open just south of Charlotte, North Carolina in the summer of 2002. In addition, the company recently began construction on another 1.3 million square foot distribution center in Perris, California about 70 miles southeast of Los Angeles. These two new distribution centers will share the same updated warehouse management systems and technology, which also will be retrofitted into the existing Carlisle, Pennsylvania distribution center. The strategic location of these three centers, in terms of sourcing and shipping of product, combined with the investments in new technology, are expected to significantly improve supply chain logistics and efficiencies. As a result, the company plans to transfer its primary west coast distribution capabilities from its current 18 year-old Newark, California distribution center to the new Perris center during the third quarter of 2003, or once the Perris center is fully operational.

Other recent supply chain and systems investments include a new fraudulent refund control system and a new transportation management system to improve efficiency and reduce freight costs. To streamline the business, eliminate paperwork and improve productivity and efficiencies, management is also installing a new financial system, including Web-enabled technology in our stores and corporate offices.

During the next two years, the company will develop a new core merchandising system with improved data for more accurate product allocation by store, by color and by size. The system eventually will support regional pricing and improved markdown capabilities.

Another exciting initiative is the store refresh program, which is part of the company's focus on improving our customers' shopping experiences. Management has developed a new in-store visual communications program that uses consistent messaging and signage with an updated, contemporary look and feel. This new program is currently being tested with an initial rollout later in 2002 and full implementation planned for 2003.

Ross Celebrates Milestones and Maintains Competitive Advantages

Several significant milestones will occur in 2002: the company expects to open its 500th store, surpass $3 billion in revenues and celebrate its 20-year anniversary. Ross also maintains the following distinct competitive advantages that should serve it well over the longer term:

- A large and experienced staff of off-price merchants that provide unparalleled market coverage for name-brand closeouts on fashions for the family and the home,
- A proven, off-price concept operating at near record levels of productivity and profitability,
- Healthy cash flows to both internally fund growth and buy back stock, and
- A current network of stores in only 22 states, providing significant room for future growth.

The company has an experienced management team that is fully focused to build on the company's strong progress to date by constantly refining its merchandising and operational strategies. Management continues to invest in the necessary infrastructure to implement the company's growth strategy. With our history of past accomplishments and careful planning for the future, management has great confidence in its ability to achieve its targets for store growth as well as for sales and earnings during the next several years.













452 Ross Locations in 22 States and Guam

(At 2001 Fiscal Year End)

☐ New Markets



Store Growth



Sales Per Selling Square Foot



Return on Average Stockholders' Equity

SELECTED FINANCIAL DATA

($000, except per share data)	2001	2000[1]	1999	1998	1997
OPERATIONS					
Sales	$2,986,596	$2,709,039	$2,468,638	$2,182,361	$1,988,692
Cost of goods sold and occupancy	2,070,459	1,873,284	1,702,342	1,513,889	1,388,098
Percent of sales	69.3%	69.1%	69.0%	69.4%	69.8%
General, selling and administrative	608,483	538,726	472,822	415,284	374,119
Percent of sales	20.4%	19.9%	19.2%	19.0%	18.8%
Depreciation and amortization	49,897	44,377	38,317	33,514	30,951
Interest (income) expense	3,168	3,466	(322)	259	(265)
Provision for litigation expense[2]			9,000		
Earnings before taxes[2]	254,589	249,186	246,479	219,415	195,789
Percent of sales[2]	8.5%	9.2%	10.0%	10.1%	9.8%
Provision for taxes on earnings	99,544	97,432	96,373	85,572	78,315
Net earnings[2]	155,045	151,754	150,106	133,843	117,474
Percent of sales[2]	5.2%	5.6%	6.1%	6.1%	5.9%
Basic earnings per share[2,3]	$ 1.94	$ 1.84	$ 1.66	$ 1.42	$ 1.20
Diluted earnings per share[2,3]	$ 1.91	$ 1.82	$ 1.64	$ 1.40	$ 1.17
Cash dividends declared per common share[3]	$ .175	$ .155	$ .135	$ .115	$ .095
FINANCIAL POSITION					
Merchandise inventory	$ 623,390	$ 559,565	$ 500,494	$ 466,460	$ 418,825
Property and equipment, net	331,550	301,665	273,164	248,712	204,721
Total assets	1,082,725	975,047	947,678	870,306	737,953
Return on average assets[2]	15%	16%	17%	17%	17%
Working capital	225,403	197,004	190,724	170,795	174,678
Current ratio	1.5:1	1.5:1	1.5:1	1.4:1	1.5:1
Long-term debt	0	30,000	0	0	0
Long-term debt as a percent of total capitalization	0%	6%	0%	0%	0%
Stockholders' equity	544,455	467,547	473,431	424,703	380,681
Return on average stockholders' equity[2]	31%	32%	33%	33%	33%
Book value per common share outstanding at year-end[3]	$ 6.90	$ 5.81	$ 5.33	$ 4.59	$ 3.97
OPERATING STATISTICS					
Number of stores opened	45	34	34	26	17
Number of stores closed	2	3	5	2	1
Number of stores at year-end	452	409	378	349	325
Comparable store sales increase (52-week basis)	3%	1%	6%	3%	10%
Sales per square foot of selling space (52-week basis)[4]	$ 301	$ 298	$ 300	$ 290	$ 285
Square feet of selling space at year-end (000)	10,484	9,330	8,544	7,817	7,172
Number of employees at year-end	21,012	19,786	18,401	16,926	14,451
Number of common stockholders of record at year-end	775	812	827	818	813

(1) Fiscal 2000 is a 53-week year; all other fiscal years are 52 weeks.

(2) Fiscal 1999 includes a non-recurring pre-tax charge of $9.0 million, or $.06 per share, related to litigation. See Note H of Notes to Consolidated Financial Statements.

(3) All per share information is adjusted to reflect the effect of the two-for-one stock splits effected in the form of 100% stock dividends paid on September 22, 1999 and March 5, 1997.

(4) Based on average annual selling square footage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000 are referred to as 2001, 2000 and 1999, respectively. Fiscal 2001 and 1999 were 52-week years, and fiscal 2000 was a 53-week year.

Results of Operations

	Year Ended February 2, 2002	Year Ended February 3, 2001	Year Ended January 29, 2000
Sales			
Sales (millions)	$2,987	$2,709	$2,469
Sales growth	10%	10%	13%
Comparable store sales growth	3%	1%	6%
Cost and Expenses (as a percent of sales)			
Cost of goods sold and occupancy	69.3%	69.1%	69.0%
General, selling and administrative	20.4%	19.9%	19.2%
Depreciation and amortization	1.7%	1.6%	1.6%
Interest expense	0.1%	0.1%	0%
Provision for litigation expense	0%	0%	0.4%
Earnings Before Taxes	8.5%	9.2%	10.0%
Net Earnings	5.2%	5.6%	6.1%

Stores. Total stores open at the end of 2001, 2000 and 1999 were 452, 409 and 378, respectively.

	2001	2000	1999
Stores at the beginning of the period	409	378	349
Stores opened in the period	45	34	34
Stores closed in the period	(2)	(3)	(5)
Stores at the end of the period	452	409	378
Selling square footage at the end of the period (000)	10,484	9,330	8,544

Sales. The 10% total sales increase for 2001 reflects a 3% increase in comparable store sales, the opening of 43 net new stores in 2001, and the full year impact of 2000 store openings. The 10% total sales increase in 2000 reflects a 1% increase in comparable store sales, the opening of 31 net new stores, and the full year impact of 1999 store openings. The 13% total sales increase in 1999 reflects a 6% increase in comparable store sales, the opening of 29 net new stores, and the full year impact of 1998 store openings. The company anticipates that the competitive climate for apparel and off-price retailers will continue in 2002. Management expects to address that challenge by pursuing and refining the company's existing strategies and by continuing to strengthen the merchandise organization, diversifying the merchandise mix, and more fully developing the organization and systems to strengthen regional merchandise offerings. Although the company's existing strategies and store expansion program contributed to sales and earnings gains in 2001, 2000 and 1999, there can be no assurance that these strategies will result in a continuation of revenue and profit growth.

Cost of Goods Sold and Occupancy. The increase in the cost of goods sold and occupancy ratio in 2001 compared to 2000 resulted mainly from a lower initial mark-up and a lower leverage on occupancy costs in 2001 when compared to the 53 weeks in fiscal 2000, partially offset by lower freight costs as a percentage of sales. The increase in the cost of goods sold and occupancy ratio in 2000 compared to 1999 resulted mainly from an increase in freight expense and a higher rate of markdowns, partially offset by a slightly higher initial mark-up. There can be no assurance that the gross profit margins realized in 2001, 2000 and 1999 will continue in future years.

General, Selling and Administrative Expenses. During 2001 and 2000, general, selling and administrative expenses as a percentage of sales rose primarily due to higher store payroll and benefit costs and an increase in distribution center expenses.

The largest component of general, selling and administrative expenses is payroll. The total number of employees, including both full- and part-time, at year-end 2001, 2000 and 1999 was approximately 21,000, 19,800 and 18,400, respectively.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization as a percentage of sales have remained relatively constant over the last three years, due primarily to the consistent level of fixed assets in each store.

PROVISION FOR LITIGATION EXPENSE. In 1999 the company recorded a non-recurring pre-tax charge of $9.0 million, without any admission of wrongdoing, related to the settlement of a class action complaint alleging that store managers and assistant managers in California were incorrectly classified as exempt from state overtime laws. The Settlement was paid in 2000. See Note H of Notes to Consolidated Financial Statements.

TAXES ON EARNINGS. The company's effective tax rate for 2001, 2000 and 1999 was 39%, which represents the applicable federal and state statutory rates reduced by the federal benefit received for state taxes. During 2002, the company expects its effective tax rate to remain at approximately 39%.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES.

($ in 000s)	2001	2000	1999
Cash flows from operating activities	$ 242,889	$ 143,349	$ 183,366
Cash flows from investing activities	(86,002)	(82,114)	(74,012)
Cash flows from financing activities	(153,690)	(103,410)	(110,108)
Net increase (decrease)	$ 3,197	$ (42,175)	$ (754)

During 2001, the primary uses of cash, other than for operating expenditures, were for merchandise inventory, property and equipment to open 45 new stores, the relocation, remodeling or expansion of 14 stores, the repurchase in the open market of $131 million of the company's common stock, and quarterly cash dividend payments. During 2000, the primary uses of cash, other than for operating expenditures, were for merchandise inventory, property and equipment to open 34 new stores, the relocation, remodeling or expansion of 21 stores, the repurchase in the open market of $169 million of the company's common stock, and quarterly cash dividend payments. During 1999, the primary uses of cash, other than for operating expenditures, were for merchandise inventory, property and equipment to open 34 new stores, the relocation, remodeling or expansion of 14 stores, the repurchase in the open market of $120 million of the company's common stock, and quarterly cash dividend payments. In 2001, 2000 and 1999, the company spent approximately $86 million, $82 million and $74 million, respectively, for capital expenditures, net of leased equipment, that included fixtures and leasehold improvements to open new stores; relocate, remodel or expand existing stores; purchase previously leased equipment; update management information systems; and various other expenditures for existing stores and the central office.

In 2001, cash flows increased primarily due to a higher accounts payable balance as a percent of inventory, lower tax payments due to timing differences, and increased issuance of common stock related to stock option exercises. In 2000, cash flows decreased primarily due to higher repurchases of common stock and a lower accounts payable balance as a percentage of inventory.

Working capital was $225 million at the end of 2001, compared to $197 million at the end of 2000 and $191 million at the end of 1999. At year-end 2001, 2000 and 1999, the company's current ratios were 1.5:1, 1.5:1 and 1.5:1, respectively.

The company's primary source of liquidity is the sale of its merchandise inventory. Management regularly reviews the age and condition of the merchandise and is able to maintain current inventory in its stores through the replenishment processes and liquidation of non-current merchandise through clearance markdowns.

During 2001, 2000 and 1999, liquidity and capital requirements were provided by cash flows from operations, bank credit facilities and trade credit. The company's store sites, certain warehouses and buying offices are leased and, except for certain leasehold improvements and equipment, do not represent long-term capital investments. The company owns its distribution center and corporate headquarters in Newark, California, and its distribution center in Carlisle, Pennsylvania. Short-term trade credit represents a significant source of financing for investments in merchandise inventory. Trade credit arises from customary payment terms and trade practices with the company's vendors. Management regularly reviews the adequacy of credit available to the company from all sources and has been able to maintain adequate lines to meet the capital and liquidity requirements of the company.

The table below presents significant contractual payment obligations of the company at year-end 2001.

($ in 000s) Contractual Obligations	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years	Total
Long-term debt	—	—	—	—	—
Operating leases	$145,428	$263,489	$206,381	$376,284	$ 991,582
Synthetic leases	1,512	8,400	7,132	—	17,044
Other long-term obligations	—	—	175,000	—	175,000
Total contractual obligations	$146,940	$271,889	$388,513	$376,284	$1,183,626

Long-Term Debt. At February 2, 2002, the company did not have any long-term debt outstanding.

Operating Leases. The company's store sites, certain warehouses and buying offices are leased and except for certain leasehold improvements and equipment, do not represent long-term capital investments. The company owns its distribution center and corporate headquarters in Newark, California, and its distribution center in Carlisle, Pennsylvania.

Distribution Center Financing. The company is constructing a new 1.3 million square foot distribution center in South Carolina, which is expected to be complete in July 2002. This center, including equipment and systems, is being financed under a $95 million, five-year operating lease, commonly referred to as a synthetic lease, which expires in March 2006. Upon completion, rent expense on the center will be payable monthly at the current rate of 90 basis points over 30-day LIBOR. At the end of the lease term, the company must refinance the $95 million synthetic lease facility, purchase the distribution center at cost, or arrange a sale of the distribution center to a third party. The company's potential estimated purchase obligation of $95 million is included in Other long-term obligations in the table above.

In April 2002, construction began on another 1.3 million square foot distribution center, which is expected to be complete in August 2003. This new center is located in Perris, California about 70 miles southeast of Los Angeles, a desirable location for both sourcing and shipping of product. Approximately 25% of the company's store base is in the southwest region of the country, and the majority of its west coast merchandise receipts originate in Southern California. The Perris distribution center will feature the same warehouse management systems and technology being installed in the new South Carolina center. The company believes the new Perris center should improve supply chain logistics and efficiencies, and result in higher distribution center productivity and lower freight costs. As a result, the company plans to transfer its primary west coast distribution capabilities from its current 18 year-old Newark distribution center to the new Perris center during the third quarter of 2003, or once the Perris center is fully operational.

The land and building portion of the new Perris center is being financed under an $80 million, five-year synthetic lease facility, which expires in December 2006. Upon completion, rent expense on this center will be payable monthly at the current rate of approximately 85 basis points over the applicable commercial paper or 30-day LIBOR rate. At the end of the lease term, the company must refinance the $80 million synthetic lease facility, purchase the distribution center at cost, or arrange a sale of the distribution center to a third party. If the distribution center is sold to a third party for less than the amount financed by the lessor, or $80 million, the company has agreed under a residual value guarantee to pay the lessor up to 87% of the amount financed. The company's potential estimated purchase obligation of $80 million is included in Other long-term obligations in the table above. Management expects to finance the equipment and systems for the Perris, California center with a $50 million, five-year unsecured borrowing facility.

The two synthetic lease facilities described above have covenant restrictions generally consistent with the company's revolving credit agreement. In addition, the credit spread under these agreements may vary depending on certain interest coverage ratio tests that are generally consistent with the company's revolving credit agreement. The company's future obligations under both synthetic leases are included in Synthetic leases in the table above.

The table below presents significant commercial credit facilities available to the company at year-end 2001.

($ in 000s) Commercial Credit Commitments	Amount of Commitment Expiration Per Period: Less than 1 Year	2–3 Years	4–5 Years	Over 5 Years	Total Amount Committed
Revolving credit facility*	$ —	$350,000	$ —	$ —	$350,000
Standby letters of credit	28,767	—	—	—	28,767
Total commercial commitments	$28,767	$350,000	$ —	$ —	$378,767

*Contains a $75 million sublimit for issuances of letter of credit.

For additional information relating to these credit facilities, refer to Note B of the Notes to the Consolidated Financial Statements

REVOLVING CREDIT FACILITY. In August 2001, the company entered into a new three-year, $350 million revolving credit facility with its banks, which contains a $75 million sublimit for issuances of letters of credit, replacing its prior $160 million bank credit agreement, $30 million letter of credit facility, and $35 million uncommitted bank line arrangement. Interest is LIBOR-based and is payable upon borrowing maturity but no less than quarterly. Borrowing under this credit facility is subject to the company maintaining certain interest rate coverage and leverage ratios. At year-end 2001 the company had no amounts outstanding under the new facility.

STANDBY LETTERS OF CREDIT. The company had $28.8 million and $12.6 million in standby letters of credit outstanding at year-end 2001 and 2000, respectively.

TRADE LETTERS OF CREDIT. The company had $9.7 million and $11.8 million in trade letters of credit outstanding at year-end 2001 and 2000, respectively.

CAPITAL EXPENDITURES. The company is forecasting approximately $105 million to $120 million in capital expenditures for fiscal 2002 to fund fixtures and leasehold improvements to open about 50 to 55 net new stores, relocate, remodel or expand numerous existing stores, and to make investments in store and merchandising systems, distribution center equipment and systems and various central office expenditures.

DIVIDENDS. In January 2002, a quarterly cash dividend payment of $.0475 per common share was declared by the company's Board of Directors, payable on or about April 1, 2002. The Board of Directors declared quarterly cash dividends of $.0425 per common share in January, May, August and November 2001 and $.0375 per common share in January, May, August and November 2000.

STOCK REPURCHASE PROGRAM. In January 2002, the company announced that the Board of Directors authorized a new stock repurchase program of up to $300 million over two years. The company repurchased a total of $131 million and $169 million of common stock during 2001 and 2000, respectively, under a prior program.

The company estimates that cash flows from operations, existing bank credit lines and trade credit are adequate to meet operating cash needs, fund the aforementioned planned capital investments, repurchase common stock and make quarterly dividend payments for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the company to record all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value, and is effective for all fiscal years beginning after June 15, 2000. The company implemented SFAS No. 133, as amended, on February 4, 2001. Adoption of this statement did not have a material impact on the company's financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the company on February 3, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of the new standards is not expected to have a material impact on the company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 became effective for the company on February 3, 2002. Adoption of this standard is not expected to have a material effect on the company's financial position or results of operations.

Critical Accounting Policies

The preparation of the company's consolidated financial statements requires the company to make estimates and assumptions that affect the reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on various other factors that are believed to be reasonable. Estimates and assumptions include, but are not limited to, long-lived assets and the review of their impairment, self-insurance reserves, and sales return reserve.

The estimate recorded for self-insurance reserves for workers' compensation and general liabilities is the company's most critical estimate and assumption used in the preparation of the consolidated financial statements. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. Should a greater amount of claims occur compared to what is estimated or the costs of the medical profession increase beyond what was anticipated, reserves recorded may not be sufficient and additional costs to the consolidated financial statements could be required.

Forward-Looking Statements and Factors Affecting Future Performance

This report includes a number of forward-looking statements, which reflect the company's current beliefs and estimates with respect to future events and the company's future financial performance, operations and competitive position. The words "expect," "anticipate," "estimate," "believe," "looking ahead," "forecast," "plan" and similar expressions identify forward-looking statements.

The company's continued success depends, in part, upon its ability to increase sales at existing locations, to open new stores and to operate stores on a profitable basis. There can be no assurance that the company's existing strategies and store expansion program will result in a continuation of revenue and profit growth. Future economic and industry trends that could potentially impact revenue and profitability remain difficult to predict.

The forward-looking statements that are contained in this report are subject to risks and uncertainties that could cause the company's actual results to differ materially from historical results or current expectations. These factors include, without limitation, a general deterioration in economic trends, on-going competitive pressures in the apparel industry, the company's ability to obtain acceptable store locations, the company's ability to continue to purchase attractive name-brand merchandise at desirable discounts, the company's ability to successfully open distribution centers in South Carolina and Southern California in a timely and cost-effective manner, the company's ability to successfully extend its geographic reach into new markets, unseasonable weather trends, changes in the level of consumer spending on or preferences in apparel or home-related merchandise, the company's ability to attract and retain the retail talent necessary to execute its strategies, the company's ability to implement and integrate various new systems and technologies, and

greater than planned costs. In addition, the company's corporate headquarters, one of its distribution centers and 37% of its stores are located in California. Therefore, a downturn in the California economy or a major natural disaster there could significantly affect the company's operating results and financial condition.

In addition to the above factors, the apparel industry is highly seasonal. The combined sales of the company for the third quarter and fourth (holiday) fiscal quarter are historically higher than the combined sales for the first two fiscal quarters. The company has realized a significant portion of its profits in each fiscal year during the fourth quarter. If intensified price competition, lower than anticipated consumer demand or other factors were to occur during the third and fourth quarters, and in particular during the fourth quarter, the company's fiscal year results could be adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risks, which primarily includes changes in interest rates. The company does not engage in financial transactions for trading or speculative purposes. Interest that is payable on the company's credit facilities is based on variable interest rates and is, therefore, affected by changes in market interest rates. In addition, lease payments under the company's synthetic lease agreements are determined based on variable interest rates and are, therefore, affected by changes in market interest rates. These lease payments will begin upon completion of construction of each new distribution center. As of February 2, 2002, the company did not have any long-term debt outstanding. The company does not use derivative financial instruments in its investment portfolio.

CONSOLIDATED BALANCE SHEETS

($000, except share data)	February 2, 2002	February 3, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 40,351	$ 37,154
Accounts receivable	20,540	14,421
Merchandise inventory	623,390	559,565
Prepaid expenses and other	30,710	19,929
Total Current Assets	714,991	631,069
PROPERTY AND EQUIPMENT		
Land and buildings	54,432	55,315
Fixtures and equipment	351,288	307,291
Leasehold improvements	209,086	187,668
Construction-in-progress	24,109	18,469
	638,915	568,743
Less accumulated depreciation and amortization	307,365	267,078
	331,550	301,665
Deferred income taxes and other long-term assets	36,184	42,313
Total Assets	$1,082,725	$975,047
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 314,530	$260,138
Accrued expenses and other	92,760	89,587
Accrued payroll and benefits	70,413	50,340
Income taxes payable	11,885	0
Short-term debt	0	34,000
Total Current Liabilities	489,588	434,065
Long-term debt	0	30,000
Deferred income taxes and other long-term liabilities	48,682	43,435
STOCKHOLDERS' EQUITY		
Common stock, par value $.01 per share		
Authorized 170,000,000 shares		
Issued and outstanding 78,960,000 and 80,527,000 shares	790	805
Additional paid-in capital	289,734	236,124
Retained earnings	253,931	230,618
	544,455	467,547
Total Liabilities and Stockholders' Equity	$1,082,725	$975,047

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Earnings

($000, except per share data)	**Year Ended February 2, 2002**	Year Ended February 3, 2001	Year Ended January 29, 2000
SALES	$2,986,596	$2,709,039	$2,468,638
COSTS AND EXPENSES			
Cost of goods sold and occupancy	2,070,459	1,873,284	1,702,342
General, selling and administrative	608,483	538,726	472,822
Depreciation and amortization	49,897	44,377	38,317
Interest (income) expense	3,168	3,466	(322)
Provision for litigation expense	—	—	9,000
	2,732,007	2,459,853	2,222,159
Earnings before taxes	254,589	249,186	246,479
Provision for taxes on earnings	99,544	97,432	96,373
Net earnings	$ 155,045	$ 151,754	$ 150,106
EARNINGS PER SHARE			
Basic	$ 1.94	$ 1.84	$ 1.66
Diluted	$ 1.91	$ 1.82	$ 1.64
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	79,886	82,619	90,416
Diluted	81,210	83,337	91,671

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

($000)	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE AT JANUARY 30, 1999	92,499	$925	$ 215,368	$ 208,410	$ 424,703
Common stock issued under stock plans, including tax benefit	1,711	17	21,638		21,655
Amortization of stock compensation			9,052		9,052
Common stock repurchased	(5,436)	(54)	(11,423)	(108,523)	(120,000)
Net earnings				150,106	150,106
Dividends declared				(12,085)	(12,085)
BALANCE AT JANUARY 29, 2000	88,774	$888	$ 234,635	$ 237,908	$ 473,431
Common stock issued under stock plans, including tax benefit	1,854	18	14,285		14,303
Amortization of stock compensation			9,894		9,894
Common stock repurchased	(10,101)	(101)	(22,690)	(146,533)	(169,324)
Net earnings				151,754	151,754
Dividends declared				(12,511)	(12,511)
BALANCE AT FEBRUARY 3, 2001	80,527	$805	$ 236,124	$ 230,618	$ 467,547
Common stock issued under stock plans, including tax benefit	3,378	34	54,547		54,581
Amortization of stock compensation			11,881		11,881
Common stock repurchased	(4,945)	(49)	(12,818)	(117,809)	(130,676)
Net earnings				155,045	155,045
Dividends declared				(13,923)	(13,923)
BALANCE AT FEBRUARY 2, 2002	78,960	$790	$ 289,734	$ 253,931	$ 544,455

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

($000)	**Year Ended February 2, 2002**	Year Ended February 3, 2001	Year Ended January 29, 2000
Cash Flows from Operating Activities			
Net earnings	$ 155,045	$ 151,754	$ 150,106
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	49,896	44,377	38,317
Other amortization	12,725	10,686	9,870
Deferred income taxes	12,633	10,015	(5,296)
Change in assets and liabilities:			
Merchandise inventory	(63,824)	(59,071)	(34,034)
Other current assets—net	(16,901)	(980)	(5,979)
Accounts payable	54,064	5,751	5,867
Other current liabilities—net	34,384	(26,836)	21,609
Other	4,867	7,653	2,906
Net cash provided by operating activities	242,889	143,349	183,366
Cash Flows from Investing Activities			
Additions to property and equipment	(86,002)	(82,114)	(74,012)
Net cash used in investing activities	(86,002)	(82,114)	(74,012)
Cash Flows from Financing Activities			
Borrowings (repayments) under lines of credit	(64,000)	64,000	0
Issuance of common stock related to stock plans	54,582	14,332	21,654
Repurchase of common stock	(130,676)	(169,324)	(120,000)
Dividends paid	(13,596)	(12,418)	(11,762)
Net cash used in financing activities	(153,690)	(103,410)	(110,108)
Net increase (decrease) in cash and cash equivalents	3,197	(42,175)	(754)
Cash and cash equivalents:			
Beginning of year	37,154	79,329	80,083
End of year	$ 40,351	$ 37,154	$ 79,329
Supplemental Cash Flow Disclosures			
Interest paid	$ 3,332	$ 3,352	$ 610
Income taxes paid	$ 61,433	$ 100,359	$ 94,101

The accompanying notes are an integral part of these consolidated financial statements.

The fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000 are referred to as 2001, 2000 and 1999, respectively. Fiscal 2000 is a 53-week year. All other years are 52 weeks.

Note A: Summary of Significant Accounting Policies

Business. The company is an off-price retailer of first-quality, branded apparel, shoes and accessories for the entire family, as well as gift items, linens and other home-related merchandise. At February 2, 2002, the company operated 452 stores in 22 states and Guam, supported by two distribution centers. The company's headquarters, one distribution center, three warehouses and 37% of its stores are located in California.

Basis of Presentation. The consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned. Intercompany transactions and accounts have been eliminated. Certain reclassifications have been made in the 2000 and 1999 financial statements to conform to the 2001 presentation.

Use of Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The company's significant accounting estimates include long-lived assets and the review of their impairment, self insurance reserves, and sales return reserve.

Cash Equivalents. Cash equivalents are highly liquid, fixed income instruments purchased with a maturity of three months or less.

Merchandise Inventory. Merchandise inventory is stated at the lower of cost (determined using a weighted average basis) or net realizable value.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset, typically ranging from five to twelve years for equipment and 20 to 40 years for real property. The cost of leasehold improvements is amortized over the useful life of the asset or the applicable lease term, whichever is less. Computer hardware and software costs are included in fixtures and equipment and are amortized over their estimated useful life of five years. Reviews for impairment are performed whenever events or circumstances indicate the carrying value of an asset may not be recoverable.

Intangible Assets. Included in long-term assets are lease rights, consisting of payments made to acquire store leases, which are amortized over the remaining life of the lease. Also included in other long-term assets is the excess of cost over the acquired net assets, which is amortized on a straight-line basis over a period of 40 years.

Long-Lived Assets. Long-lived assets and certain identifiable intangibles, including goodwill, held and used by the company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the company's review as of February 2, 2002 and February 3, 2001, no adjustments were recognized to the carrying value of such assets.

Store Closures. The company continually reviews the operating performance of individual stores and records a provision for closing costs at the date management commits to closing a store. Operating costs, including depreciation, of stores to be closed are expensed during the period they remain in use.

Accounts Payable. Accounts payable represents amounts owed to third parties at the end of the period. The company included outstanding checks in accounts payable of approximately $65.4 million and $77.7 million at year-end 2001 and 2000, respectively.

Self Insurance. The company is self insured for workers' compensation, general liability costs and certain health insurance plans. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported.

DEFERRED RENT. When a lease requires fixed escalations of the minimum lease payments, rental expense is recorded on a straight-line basis and the difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. At the end of 2001 and 2000, the balance of deferred rent was $15.3 million and $13.3 million, respectively, and is included in long-term liabilities.

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates their estimated fair value. The company's long-term debt represents amounts outstanding under the company's $350 million revolving line of credit agreement, which are expected to be outstanding for a twelve month period. The interest rate fluctuates monthly based on the LIBOR rates. Due to the floating interest rates on the debt, the carrying value approximates its estimated fair value.

EFFECTS OF INFLATION. The effects of inflation are not material to the company's financial position and results of operations.

STOCK-BASED COMPENSATION. The company accounts for stock-based awards to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," are set forth in Note F.

REVENUE RECOGNITION. The company recognizes revenue at the point of sale, net of actual returns, and maintains a provision for estimated future returns.

STORE PRE-OPENING. Store pre-opening costs are expensed in the period incurred.

ADVERTISING. Advertising costs are expensed in the period incurred. Advertising expenses for the fiscal years ended 2001, 2000 and 1999 were $33.1 million, $29.6 million and $32.1 million, respectively.

TAXES ON EARNINGS. SFAS No. 109, "Accounting for Income Taxes," requires income taxes to be accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. In estimating future tax consequences, the company generally considers all expected future events other than changes in the tax law or rates.

STOCK DIVIDEND. All share and per share information has been adjusted to reflect the effect of the company's two-for-one stock split effected in the form of a 100% stock dividend paid on September 22, 1999.

EARNINGS PER SHARE (EPS). SFAS No. 128 "Earnings Per Share," requires earnings per share to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (stock awards and stock options) outstanding during the period. Dilutive EPS reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. There were no other securities that could potentially dilute basic EPS in the future that were excluded from the calculation of diluted EPS because their effect would have been anti-dilutive in the periods presented.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted EPS computations (shares in thousands):

	Basic EPS	Effect of Dilutive Stock Options	Diluted EPS
2001			
Shares	79,886	1,324	81,210
Amount	$1.94	$(.03)	$1.91
2000			
Shares	82,619	718	83,337
Amount	$1.84	$(.02)	$1.82
1999			
Shares	90,416	1,255	91,671
Amount	$1.66	$(.02)	$1.64

SEGMENT REPORTING. The company accounts for its operations as one operating segment. The company's operations include only activities related to off-price retailing in similar stores throughout the United States and, therefore, comprise only one segment.

COMPREHENSIVE INCOME. Comprehensive income equals net income for all periods presented.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the company to record all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. The company implemented SFAS No. 133, as amended, on February 4, 2001. Adoption of this statement did not have a material impact on the company's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the company on February 3, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of the new standards is not expected to have a material impact on the company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 became effective for the company on February 3, 2002. Adoption of this standard is not expected to have a material effect on the company's financial position or results of operations.

NOTE B: LONG-TERM DEBT

The company had no debt outstanding at year-end 2001, and $30.0 million of debt classified as long-term at year-end 2000. The weighted average interest rates on borrowings during 2001 and 2000 were 4.7% and 6.8%, respectively.

BANK CREDIT FACILITIES. In August 2001, the company entered into a new three-year, $350 million revolving credit facility, which contains a $75 million sublimit for issuances of letters of credit, replacing its prior $160 million bank credit agreement, $30 million letter of credit facility, and $35 million uncommitted bank line arrangement. Interest is LIBOR based and is payable upon borrowing maturity but no less than quarterly. Borrowing under this credit facility is subject to the company maintaining certain interest rate coverage and leverage ratios. At year-end 2001 the company had no amounts outstanding under the new facility. In addition, the company had $28.8 million and $12.6 million in standby letters of credit and $9.7 million and $11.8 million in trade letters of credit outstanding at year-end 2001 and 2000, respectively.

NOTE C: LEASES

The company leases five separate warehouse facilities in Newark, California and Carlisle, Pennsylvania, with operating leases expiring in various years through 2011, with one or two renewal options of up to three years each. These five leased facilities are being used primarily to store packaway merchandise. In addition, the company leases its store sites, selected computer and related equipment, and certain distribution center equipment under operating leases with original, non-cancelable terms that in general range from three to 15 years, expiring through 2015. Store leases typically contain provisions for three to four renewal options of five years each. Most store leases also provide for minimum annual rentals, with provisions for additional rent based on percentage of sales and for payment of certain expenses.

The company is constructing a new 1.3 million square foot distribution center in South Carolina, which is expected to be complete in July 2002. This center is being financed under a $95 million, five-year operating lease, commonly referred to as a synthetic lease, which expires in March 2006. Upon completion, rent expense on the center will be payable monthly at the current rate of 90 basis points over 30-day LIBOR. At the end of the lease term, the company must refinance the $95 million synthetic lease facility, purchase the distribution center at cost, or arrange a sale of the distribution center to a third party.

In April 2002, construction began on another 1.3 million square foot distribution center, which is expected to be complete in August 2003. This new center is located in Perris, California about 70 miles southeast of Los Angeles, a desirable location for

both sourcing and shipping of product. Approximately 25% of the company's store base is in the southwest region of the country, and the majority of its west coast merchandise receipts originate in Southern California. The Perris distribution center will feature the same warehouse management systems and technology being installed in the new South Carolina center. The company believes the new Perris center should improve supply chain logistics and efficiencies, and result in higher distribution center productivity and lower freight costs. As a result, the company plans to transfer its primary west coast distribution capabilities from its current 18 year-old Newark distribution center to the new Perris center during the third quarter of 2003, or once the Perris center is fully operational.

The land and building portion of the new Perris center is being financed under an $80 million, five-year synthetic lease facility, which expires in December 2006. Upon completion, rent expense on this center will be payable monthly at the current rate of approximately 85 basis points over the applicable commercial paper or 30-day LIBOR rate. At the end of the lease term, the company must refinance the $80 million synthetic lease facility, purchase the distribution center at cost, or arrange a sale of the distribution center to a third party. If the distribution center is sold to a third party for less than the amount financed by the lessor, or $80 million, the company has agreed under a residual value guarantee to pay the lessor up to 87% of the amount financed. Management expects to finance the equipment and systems for the Perris, California center with a $50 million, five-year unsecured borrowing facility.

The two synthetic lease facilities described above have covenant restrictions generally consistent with the company's revolving credit agreement. In addition, the credit spread under these agreements may vary depending on certain interest coverage ratio tests that are generally consistent with the company's revolving credit agreement.

The aggregate future minimum annual lease payments under leases in effect at year-end 2001 are as follows:

($000)	Operating Leases	Synthetic Leases	Total Leases
2002	$145,428	$ 1,512	$ 146,940
2003	140,488	3,664	144,152
2004	123,001	4,736	127,737
2005	107,589	4,736	112,325
2006	98,792	2,396	101,188
Later years	376,284	—	376,284
Total	$991,582	$17,044	$1,008,626

Total rent expense for all operating leases is as follows:

($000)	**2001**	2000	1999
Minimum rentals	**$143,896**	$129,645	$118,089

NOTE D: TAXES ON EARNINGS

The provision for taxes consists of the following:

($000)	**2001**	2000	1999
CURRENT			
Federal	**$ 74,788**	$ 74,880	$ 85,952
State	**12,123**	12,537	15,717
	86,911	87,417	101,669
DEFERRED			
Federal	**10,065**	8,052	(5,081)
State	**2,568**	1,963	(215)
	12,633	10,015	(5,296)
Total	**$ 99,544**	$ 97,432	$ 96,373

In 2001, 2000 and 1999, the company realized tax benefits of $12.1 million, $4.8 million and $9.2 million, respectively, related to stock options exercised and the vesting of restricted stock that were credited to additional paid-in capital.

The provision for taxes for financial reporting purposes is different from the tax provision computed by applying the statutory federal income tax rate. The differences are reconciled as follows:

	2001	2000	1999
Federal income taxes at the statutory rate	35%	35%	35%
Increased income taxes resulting from state income taxes (net of federal benefit) and other, net	4%	4%	4%
	39%	39%	39%

The components of the net deferred tax assets at year-end are as follows:

($000)	2001	2000
Deferred Tax Assets		
Deferred compensation	$ 19,489	$ 19,505
Non-deductible reserves	2,116	2,532
Straight-line rent	6,276	5,519
Employee benefits	3,808	3,552
California franchise taxes	2,518	2,949
Reserve for uninsured losses	109	243
All other	3,621	1,834
	37,937	36,134
Deferred Tax Liabilities		
Depreciation	(33,144)	(22,974)
Inventory	(732)	(4,956)
Supplies	(2,460)	(2,174)
Prepaid expenses	(8,279)	(474)
All other	(968)	(569)
	(45,583)	(31,147)
Net Deferred Tax (Liabilities) Assets	$ (7,646)	$ 4,987

Note E: Employee Benefit Plans

The company has available to certain employees a profit sharing retirement plan. Under the plan, employee and company contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. In January 2002, the company increased its matching to 4% of the employee's salary up to the plan limits. Prior to January 2002, the company matched up to 3% of the employee's salary up to plan limits. Company matching contributions to the retirement plan were $3.0 million, $2.7 million and $2.4 million in 2001, 2000 and 1999, respectively. The company has in place an Incentive Compensation Plan, which provides cash awards to key management employees based on the company's and the individual's performance. The company makes available to management a Nonqualified Deferred Compensation Plan which allows management to make payroll contributions on a pre-tax basis in addition to the 401(k) Plan. This plan does not qualify under Section 401(k) of the Internal Revenue Code. Other long-term assets and other long-term liabilities include $23.5 million and $26.8 million in 2001 and 2000, respectively, related to the Nonqualified Deferred Compensation Plan.

Note F: Stockholders' Equity

Preferred Stock. The company has four million shares of preferred stock authorized, with a par value of $.01 per share. No preferred stock has been issued or outstanding during the past three years.

Common Stock. In January 2002, the company's Board of Directors approved a $300 million two-year stock repurchase program. In January 2000, the company's Board of Directors approved a $300 million two-year stock repurchase program, under which $131 million and $169 million of common stock was purchased during 2001 and 2000, respectively. In January 1999, the Board of Directors approved a $120 million stock repurchase program. The January 2000 and 1999 programs were completed. The following table summarizes the company's stock repurchase activity:

Fiscal Year	Shares Repurchased (in millions)	Average Repurchase Price	$ Repurchased (in millions)
2001	4.9	$26.43	$130,676
2000	10.1	$16.76	$169,324
1999	5.4	$22.07	$120,000

Dividends. The company's Board of Directors declared dividends of $.0475 per common share in January 2002; $.0425 per common share in January, May, August and November 2001; and $.0375 per common share in January, May, August and November 2000.

1992 STOCK OPTION PLAN AND 2000 EQUITY INCENTIVE PLAN. The company's 1992 Stock Option Plan and 2000 Equity Incentive Plan allow for the granting of nonqualified stock options. Incentive stock options can also be granted under the 1992 Stock Option Plan. Stock options are to be granted at prices not less than the fair market value of the common shares on the date the option is granted, expire ten years from the date of grant and normally vest over a period not exceeding four years from the date of grant. Options granted prior to March 2000 under the plans are exercisable upon grant, subject to the company's conditional right to repurchase unvested shares. Options granted since March 2000 are exercisable only as to vested shares.

OUTSIDE DIRECTORS STOCK OPTION PLAN. The company's Outside Directors Stock Option Plan provides for the automatic grant of stock options at pre-established times and for fixed numbers of shares to each non-employee director. Stock options are to be granted at exercise prices equal to the fair market value of the common shares on the date the option is granted, expire ten years from the date of grant and vest over a period not exceeding three years from the date of the grant.

A summary of the activity under the company's three option plans for 2001, 2000 and 1999 is presented below:

	Number of Shares (000)	Weighted Average Exercise Price
Outstanding at January 30, 1999	6,256	$12.46
Granted	1,574	$21.80
Exercised	(1,162)	$ 8.43
Forfeited	(259)	$16.59
Outstanding at January 29, 2000	6,409	$15.32
Granted	2,214	$19.27
Exercised	(911)	$ 7.44
Forfeited	(405)	$20.77
Outstanding at February 3, 2001	7,307	$17.19
Granted	1,660	$21.59
Exercised	(2,598)	$15.23
Forfeited	(249)	$20.81
Outstanding at February 2, 2002	**6,120**	**$19.07**

At year-end 2001, 2000 and 1999, there were 5.2 million, 6.6 million and 4.4 million shares, respectively, available for future issuance under these plans.

The following table summarizes information about the weighted average remaining contractual life (in years) and the weighted average exercise prices for stock options both outstanding and exercisable as of February 2, 2002 (options in thousands):

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Remaining Life	Exercise Price	Number of Shares	Exercise Price
$ 2.75 to $16.84	1,953	6.66	$13.70	880	$10.10
$16.94 to $19.75	1,253	8.85	$19.53	160	$18.86
$19.81 to $21.66	1,390	6.76	$21.29	1,033	$21.26
$21.68 to $25.06	1,298	8.24	$22.49	403	$22.48
$25.07 to $35.60	226	9.43	$29.48	21	$25.90
Totals	6,120	7.57	$19.07	2,497	$17.41

EMPLOYEE STOCK PURCHASE PLAN. Under the Employee Stock Purchase Plan, eligible full-time employees can choose to have up to 10% of their annual base earnings withheld to purchase the company's common stock. The purchase price of the stock is 85% of the lower of the beginning of the offering period or end of the offering period market price. During 2001, 2000 and 1999, employees purchased approximately 194,000, 195,000 and 171,000 shares, respectively, of the company's common stock under the plan at weighted average per-share prices of $14.44, $14.35 and $15.25, respectively. Through February 2, 2002, approximately 3,755,000 shares had been issued under this plan and 1,245,000 shares remained available for future issuance.

RESTRICTED STOCK PLAN. The company's Restricted Stock Plan provides for stock awards to officers and certain key employees. All awards under the plan entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The market value of these shares at date of grant is amortized to expense ratably over the vesting period of generally two to five years. At year-end 2001, 2000 and 1999, the unamortized compensation

expense was $18.4 million, $18.4 million and $14.4 million, respectively. A summary of restricted stock award activity follows:

Restricted Stock Plan (000)	2001	2000	1999
Shares available for grant beginning of year	3,182	3,930	4,297
Restricted shares granted	(629)	(778)	(403)
Restricted shares forfeited	43	30	36
Shares available for grant end of year	2,596	3,182	3,930
Weighted average market value per share on grant date	$20.02	$21.06	$21.34

Additional Stock Plan Information

At February 2, 2002, the company had five stock-based compensation plans, which are described above. Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," establishes a fair value method of accounting for stock options and other equity instruments. SFAS No. 123 requires the disclosure of pro forma net income and earnings per share as if the company had adopted the fair value method. For determining pro forma earnings per share, the fair value of the stock options and employees' purchase rights were estimated using the Black-Scholes option-pricing model using the following assumptions:

Stock Options	2001	2000	1999
Expected life from grant date (years)	3.3	3.4	3.2
Expected volatility	53.9%	56.0%	46.1%
Risk-free interest rate	4.3%	6.3%	5.9%
Dividends yield	0.5%	0.8%	0.7%

Employee Stock Purchase Plan	2001	2000	1999
Expected life from grant date (years)	1.0	1.0	1.0
Expected volatility	45.3%	69.8%	44.7%
Risk-free interest rate	3.0%	6.1%	5.6%
Dividends yield	0.7%	0.9%	0.6%

The weighted average fair values per share of stock options granted during 2001, 2000 and 1999 were $8.62, $8.19 and $7.85, respectively. The weighted average fair values of the 2001, 2000 and 1999 employee stock purchase awards were $5.59, $7.48 and $6.06 per share, respectively.

The company's calculations are based on a multiple option approach, and forfeitures are recognized as they occur. The impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 2001, 2000 and 1999 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options. Had compensation cost for these stock option and stock purchase plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods of SFAS No. 123, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

($000, except per share data)	2001	2000	1999
Net income			
As reported	$155,045	$151,754	$150,106
Pro forma	$149,030	$143,399	$142,800
Basic earnings per share			
As reported	$ 1.94	$ 1.84	$ 1.66
Pro forma	$ 1.87	$ 1.74	$ 1.58
Diluted earnings per share			
As reported	$ 1.91	$ 1.82	$ 1.64
Pro forma	$ 1.84	$ 1.74	$ 1.57

Note G: Related Party Transactions

In 2000 the company made an interest-free relocation loan of $2.5 million to an executive officer, secured by a deed of trust on his principal residence. All outstanding principal under the loan is due and payable on the earliest to occur of (i) July 31, 2008, (ii) 120 days following any termination of employment with the company, or (iii) any sale, transfer or hypothecation of all or any part of the property referenced in the deed of trust.

The company maintains consulting and benefits agreements with its Chairman of the Board under which an annual consulting fee of $1.1 million is paid in monthly installments and health and other benefits are provided for the individual and his dependents.

The company also maintains a consulting agreement with its Chairman Emeritus under which it pays an annual consulting fee of $80,000 and provides administrative support and health benefits for the individual and his spouse. The company also pays the premiums on a split-dollar life insurance policy for this individual.

The Chairman Emeritus is also Chairman of The Gymboree Corporation, from which the company purchased $1.1 million of children's apparel at fair market value in 2001. No purchases were made in 2000 and 1999.

NOTE H: PROVISION FOR LITIGATION EXPENSE AND OTHER LEGAL PROCEEDINGS

During 2000, the company finalized a settlement agreement, with no admission of wrongdoing, to resolve a class action complaint alleging store managers and assistant managers in California were incorrectly classified as exempt from state overtime laws. The company recorded a non-recurring pre-tax charge of $9.0 million in 1999 when a preliminary settlement was reached in this matter.

The company is party to various other legal proceedings arising from normal business activities. In the opinion of management, resolution of these matters will not have a material adverse effect on the company's financial condition or results of operations.

NOTE I: QUARTERLY FINANCIAL DATA (UNAUDITED)

($000, except per share data)	13 Weeks Ended May 5, 2001	13 Weeks Ended August 4, 2001	13 Weeks Ended November 3, 2001	13 Weeks Ended February 2, 2002	52 Weeks Ended February 2, 2002
Sales	$674,359	$724,591	$739,272	$848,374	$2,986,596
Net earnings	34,676	35,372	35,027	49,970	155,045
Net earnings per diluted share	.43	.44	.43	.62	1.91
Dividends declared per share on common stock	—	.0425	.0425	.0900[2]	.1750
Closing stock price[4]					
High	$ 23.88	$ 25.20	$ 32.15	$ 36.33	$ 36.33
Low	$ 18.08	$ 21.11	$ 23.41	$ 27.65	$ 18.08

($000, except per share data)	13 Weeks Ended April 29, 2000	13 Weeks Ended July 29, 2000	13 Weeks Ended October 28, 2000	14 Weeks[1] Ended February 3, 2001	53 Weeks[1] Ended February 3, 2001
Sales	$633,428	$657,035	$639,469	$779,107	$2,709,039
Net earnings	40,848	35,922	29,738	45,247	151,754
Net earnings per diluted share	.47	.43	.36	.56	1.82
Dividends declared per share on common stock	—	.0375	.0375	.0800[3]	.1550
Closing stock price[4]					
High	$ 24.06	$ 22.94	$ 16.84	$ 22.88	$ 24.06
Low	$ 12.56	$ 14.81	$ 13.00	$ 13.06	$ 12.56

[1] Fiscal 2000 is a 53-week year.
[2] Includes $.0425 per share dividend declared November 2001 and $.0475 per share dividend declared in January 2002.
[3] Includes $.0375 per share dividend declared November 2000 and $.0425 per share dividend declared January 2001.
[4] Ross Stores, Inc. common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market® under the symbol ROST.

Independent Auditors' Report

Board of Directors and Stockholders
Ross Stores, Inc.
Newark, California

We have audited the accompanying consolidated balance sheets of Ross Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ross Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Francisco, California

March 12, 2002

Corporate Data

Board of Directors

Norman A. Ferber
Chairman of the Board
Ross Stores, Inc.

Michael Balmuth
Vice Chairman and
Chief Executive Officer
Ross Stores, Inc.

James C. Peters
President and
Chief Operating Officer
Ross Stores, Inc.

Michael J. Bush
Former President and
Chief Executive Officer
Bally North America, Inc.

Sharon Garrett[1,3]
Management Consultant and
Former Senior Vice President
and Chief Information Officer
The Walt Disney Company

Lawrence M. Higby[1,2,3]
President and
Chief Executive Officer
Apria Healthcare Group, Inc.

Stuart G. Moldaw
Chairman Emeritus
Ross Stores, Inc. and
Chairman of the Board
The Gymboree Corporation

George P. Orban[2,3]
Managing Partner
Orban Partners

Donald H. Seiler[1,3]
Founding Partner
Seiler and Company, LLP

(1) Audit Committee
(2) Compensation Committee
(3) Nominating Committee

Executive Officers

Michael Balmuth
Vice Chairman and
Chief Executive Officer

James C. Peters
President and
Chief Operating Officer

Mark S. Askanas
General Counsel and
Senior Vice President
Human Resources

John G. Call
Senior Vice President,
Chief Financial Officer and
Corporate Secretary

James S. Fassio
Senior Vice President
Property Development,
Construction and Store Design

Barry S. Gluck
Senior Vice President and
General Merchandising Manager

Michael Hamilton
Senior Vice President
Store Operations

Irene A. Jamieson
Senior Vice President and
General Merchandising Manager

Megan S. Jamieson
Senior Vice President
Strategic Planning

Barbara Levy
Senior Vice President and
General Merchandising Manager

Barbara Rentler
Senior Vice President and
General Merchandising Manager

Richard White
Senior Vice President and
Chief Information Officer

Michael Wilson
Senior Vice President
Distribution and Transportation

Corporate Headquarters and West Coast Distribution Center
Ross Stores, Inc.
8333 Central Avenue
Newark, California 94560
Telephone: 510.505.4400
Website: www.rossstores.com

New York Buying Office
Ross Stores, Inc.
1372 Broadway, 10th Floor
New York, New York 10018
Telephone: 212.382.2700

Los Angeles Buying Office
Ross Stores, Inc.
110 East 9th Street, Suite B-913
Los Angeles, California 90079
Telephone: 213.623.2640

East Coast Distribution Center
1707 Shearer Drive
Carlisle, Pennsylvania 17013
Telephone: 717.249.3111

Annual Report (Form 10-K)
A copy of the company's 2001 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available, without charge, by contacting the following:

Investor Relations Department
Ross Stores, Inc.
8333 Central Avenue
Newark, California 94560
Telephone: 800.989.8849

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations
P. O. Box 11258
New York, New York 10286-1258
Website: www.stockbny.com

Customer Service Line for Domestic Stockholders:
Telephone: 866.455.3120

Customer Service Line for International Stockholders:
Telephone: 610.312.5303

Designed by Curran & Connors, Inc. / www.curran-connors.com



ross stores, inc. 8333 central avenue, newark, california 94560 telephone: 510.505.4400